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SECUR 04017047 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40190 8-49370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 2 5 2004

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

NAME OF BROKER-DEALER:
PYRAMID FINANCIAL CORPORATION
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

20735 STEVENS CREEK BLVD,
_____
(No. and Street)

CUPERTINO   CALIFORNIA   95014
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN DURDEN   (925) 447-7660
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
_____
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311   LARKSPUR   CALIFORNIA   94939
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 23 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____JOHN HSU_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____PYRAMID FINANCIAL CORPORATION_____ , as of _____DECEMBER 31_____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME

THIS..9..DAY OF..February..19..2004

~~MUI D. PHO~~
NOTARY PUBLIC

_____Signature_____

_____PRESIDENT_____
Title

MUI D. PHO
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
  Independent auditors' supplemental report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the statement of financial condition of Pyramid Financial Corporation (a California corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2004

PYRAMID FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$	46,004
Deposit with clearing broker		104,537
Due from clearing broker		97,556
Furniture and equipment, net		208,125
Other assets		34,251
	$	490,473

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	19,963
Note payable		79,289
Capitalized leases payable		75,359
Total liabilities		174,611

Stockholder's equity

Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid in capital	2,752,203
Deficit	(2,446,341)
Total stockholder's equity	315,862
	$ 490,473

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

REVENUES

Commissions	$ 1,016,751
Net realized loss on sale of marketable securities	(3,505)
Net change in unrealized gain on marketable securities	2,815
Loss on sale of exchange memberships	(542,100)
Other income	357,659
Interest and dividend income	270,439
	1,102,059

EXPENSES

Compensation	176,733
Employee benefits	13,311
Clearing costs	250,712
Occupancy	174,154
Professional fees	72,016
Regulatory fees	19,805
Interest	20,578
Depreciation	116,829
Other operating expenses	239,230
	1,083,368
INCOME FROM OPERATIONS	18,691

OTHER EXPENSES

Loss on disposition of equipment	(88,357)
Early lease termination settlement	(124,489)
TOTAL OTHER EXPENSES	(212,846)
LOSS BEFORE INCOME TAXES	(194,155)
INCOME TAXES	(800)
NET LOSS	$ (194,955)

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total
	No.	Amount			
Balance, December 31, 2002	10,000	$ 10,000	$ 2,752,203	$(1,342,982)	$ 1,419,221
Distributions				(908,404)	(908,404)
Net loss				(194,955)	(194,955)
Balance, December 31, 2003	10,000	$ 10,000	$2,752,203	$(2,446,341)	$ 315,862

PYRAMID FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (194,955)
Adjustments to reconcile net income to net cash	
used in operating activities:	
Depreciation and amortization	116,829
Loss on disposition of equipment	88,357
Change in assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing broker	62,682
Due from clearing broker	(9,777)
Advances to officer	197,332
Investment in marketable securities	100
Other assets	756,578
Increase (decrease) in:	
Accounts payable	(13,207)
Total adjustments	1,198,894
Net cash provided by operating activities	1,003,939
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on note payable	(20,711)
Distributions	(908,405)
Principal payments on capitalized equipment leases	(43,929)
Net cash used by financing activities	(973,045)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,894
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,110
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 20,578
Income taxes	0

See notes to financial statements.

PYRAMID FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting Policies

General

Pyramid Financial Corporation (the Company), a California corporation, was incorporated in April, 1988, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in 1989. The Company is a full service broker and dealer in securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Property and Equipment

Property and equipment purchases greater than $ 500 are recorded at cost. Depreciation is provided on the straight line basis over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the life of the lease (five years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Investments in marketable securities are shown at market value. The change in unrealized gains and losses on investments in marketable securities is reflected in the statement of operations. Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

8

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

Deferred taxes are provided for timing differences between the basis of assets and liabilities for financial statement and state income tax reporting. The differences result primarily from investments (unrealized gains) and depreciation methods.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE B – Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and equipment	$ 507,590
Capitalized lease equipment	200,035
Leasehold improvements	139,632
	847,257
Less accumulated depreciation and amortization	(639,132)
	$ 208,125

NOTE C – Notes Payable

At December 31, 2003, the Company has the following bank line of credit:

$100,000 line of credit, interest at prime plus 1.75%,
(6.13% at December 31, 2003), secured by substantially
all of the Company's assets and guaranteed by the
Company's sole shareholder and general manager,
loan is subject to certain financial covenants as specified
in loan agreement, due May, 2004. $ 79,289

NOTE D – Capitalized Equipment Leases Payable

Capitalized equipment leases payable at December 31, 2002, consisted of the following:

Capitalized lease to financial institution,
   payable in monthly installments of $1,441,
   including interest at 13%, due July, 2004,
   secured by equipment (carrying value of
   $24,705) $ 9,455

Capitalized lease to financial institution,
   payable in monthly installments of $1,098,
   including interest at 14%, due August, 2006,
   secured by equipment (carrying value of
   $25,580)   32,231

Capitalized lease to financial institution,
   payable in monthly installments of $2,193,
   including interest at 9.9%, due April, 2005,
   secured by equipment (carrying value of $31,260)   33,673

            $ 75,359

Future minimum lease payments under capitalized leases at December 31, 2003, were as follows:

2004	$ 62,443
2005	19,754
2006	8,782
	90,979
Less amount representing interest	(15,620)
	$ 75,359

NOTE E – Income Taxes

The provision for income taxes consists of state income taxes payable at December 31, 2003.

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2003 were as follows:

Deferred tax assets	$ 52,659
Deferred tax asset valuation allowance	(52,659)
	$ 0

The Company has a net operating loss carryforward of $ 3,507,563 for state purposes, available to offset future taxable income. The net operating loss expires $2,625,292 in 2010, $776,119 in 2011 and $108,151 in 2012. The valuation allowance was decreased $1,814 to $52,659, because the benefit of the deferred tax assets is dependent upon the Company attaining profitable operations.

NOTE F– Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company's net capital is $ 73,486, which is $ 23,486, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was 2.38 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE G – Commitments and Contingencies

Operating Lease

Aggregate annual rentals for office and retail space under a noncancellable operating lease with original terms in excess of one year are as follows:

2004	$ 147,000
2005	154,000
2006	39,000
	$ 340,000

Rent expense for the year ended December 31, 2003 of $ 174,154, is included in occupancy in the statement of operations. (Also see Note H.)

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NOTE G – Commitments and Contingencies (continued)

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominantly from other broker-dealers.

Contingencies

The Company is involved in various claims arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such claims would not be material to the Company's financial statements.

NOTE H – Going Concern

The Company incurred a net loss of $194,955 during the year ended December 31, 2003, and as of that date has an accumulated deficit of $2,446,341. These factors, as well as the uncertain conditions that the Company faces relative to the success of its operating plans, create an uncertainty as to the Company's ability to continue as a going concern.

In response to these economic conditions, management implemented expense reductions which included the early termination of one of its leases for office space originally scheduled to expire January, 2005. Provisions of the lease termination agreement required the Company to pay the landlord settlement expenses of $70,000 plus the retention of security deposits of $41,289 which are included as other expense in the statement of operations. In addition, the Company recognized a loss of $88,357 for the disposal of equipment no longer in use.

The ability of the Company to continue as a going concern is dependent upon the success of the plan and the continued contributions of paid-in capital by the sole shareholder. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

ADDITIONAL INFORMATION

PYRAMID FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL
December 31, 2003

Net Capital

    Stockholder's Equity $ 315,862

Deductions and/or Charges

    Non-allowable assets:
      Furniture and equipment, net   (208,125)
      Other assets   (34,251)

        NET CAPITAL $ 73,486

Aggregate Indebtedness

    Items included in statement of financial condition

      Accounts payable $ 19,963
      Notes payable   79,289
      Capitalized leases payable   75,359

           $ 174,611

Computation of Basic Net Capital Requirements

    Minimum net capital requirement (6-2/3% of
    Aggregate indebtedness) $ 50,000

Net capital in excess of minimum requirement $ 23,486

Ratio of aggregate indebtedness to net capital   2.38 to 1.0

PYRAMID FINANCIAL CORPORATION
RECONCILIATION OF NET CAPITAL
December 31, 2003

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	58,274
Audit adjustments – (Increase) Decrease		
Accounts payable		31,557
Note payable		(1,482)
Capitalized leases payable		(14,862)
Rounding		(1)
Net capital, as computed	$	73,486
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	189,824
Audit adjustments – Increase (decrease)		
Accounts payable		(31,557)
Note payable		1,482
Capitalized leases payable		14,862
Aggregate indebtedness, as computed	$	174,611

These differences result in a ratio of aggregate indebtedness to net capital of 2.38 to 1.0 rather than 3.26 to 1.0 as previously reported.

PYRAMID FINANCIAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2003

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 27, 2004

Board of Directors
Pyramid Financial Corporation
Cupertino, California

We have audited the financial statements of Pyramid Financial Corporation for the year ended December 31, 2003, and have issued our report thereon dated February 27, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pyramid Financial Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures m ay b ecome inadequate because of changes in c onditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pyramid Financial Corporation, taken as a whole. However, our study and evaluation disclosed the following conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Pyramid Financial Corporation may occur and not be detected within a timely period. These conditions were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the December 31, 2003 financial statements, and this report does not affect our report on those financial statements dated February 27, 2004.

Retention of Paid Invoices

We continue to observe that paid invoices are not marked for approval or expense allocation or filed in a manner that facilitates retrieval when needed. We recommend that invoices be stamped with date paid, check number and account distribution and filed by vendor or alphabetically.

Adequate Documentation and Adjustment for Business and Personal Expenses

During our audit, we again noted that adjustments to record the personal portion of credit card and o ther p urchases w ere n ot p eriodically charged t o t he o fficer advance o r s hareholder distribution accounts. In order to maintain accurate accounting for business expenses, it is imperative that adequate substantiation in the form of expense reports, invoice copies, etc. be maintained and used as the source for monthly postings to the accounting records to properly reflect business expense versus personal advance transactions. In the event of an audit by taxing authorities s uch a s t he Internal R evenue S ervice o r F ranchise T ax B oard, t he d eductibility o f business expenses would be questioned if adequate documentation such as invoices or other support were not available.

We recommend that monthly expense summary reports, including the supporting invoices or other documentation, be prepared and provided to the financial principal in order to generate the proper adjusting entries to the accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS